Exhibit E

Rainy Day Investments Files Proxy Circular for DAVIDsTEA Annual Meeting

Montreal, Québec - May 11, 2018 – Rainy Day Investments Ltd. (“RDI”) announces that it has filed a dissident proxy circular in connection with the annual meeting of shareholders of DAVIDsTEA Inc. (“DAVIDsTEA”) (Nasdaq: DTEA) to be held on June 14, 2018. RDI, which holds approximately 46.4% of the outstanding shares of DAVIDsTEA, is the holding company of Mr. Herschel Segal, a founder of DAVIDsTEA and a director until March 5, 2018.

The RDI proxy circular proposes a slate of seven nominees for election as directors of DAVIDsTEA at the annual meeting. As previously announced, the seven nominees are Herschel Segal; M. William Cleman, a corporate director and consultant; Pat De Marco, CPA, CA, President of Viau Foods Inc., located in Laval, Québec; Emilia Di Raddo, CPA, CA, President of Le Château Inc., a leading Canadian fashion retailer based in Montreal, Québec; Max Ludwig Fischer, Ph.D., a retired professor with an interest in holistic nutrition and herbal medicine; Peter Robinson, until recently CEO of the David Suzuki Foundation and prior thereto CEO of Mountain Equipment Co-op, a Canadian consumers’ cooperative; and Roland Walton, former President of Tim Hortons Canada.

RDI also issued a letter from Herschel Segal to DAVIDsTEA shareholders, which will be mailed to them. The following is Mr. Segal’s letter:

“After being introduced to the growing tea industry a decade ago, I was inspired by the opportunity to make high-quality tea accessible to Canadians. As a founder and major investor in DAVIDsTEA, I was very proud at how rapidly the company grew on its way to establishing a dominant presence in the market and becoming a leading Canadian brand. Today, I own 46.4% of DAVIDsTEA’s outstanding shares through Rainy Day Investments Ltd.

By 2015, DAVIDsTEA was a public company listed on Nasdaq. It was a time of great promise for the brand. I remained a significant shareholder and served as a member of the Board of Directors, offering the best advice I could based on my lifetime in retailing.

Over the years, the Board of Directors and management made numerous decisions with which I disagreed. The U.S. expansion failed to take hold and Canadian operations did not receive the required attention to sustain their momentum. Unfortunately, I was only one voice among many on the Board. Now I have become alarmed and frustrated with the situation, particularly in light of the deteriorating financial results over the past year. Urgent action is needed to right the ship.

I feel that the current Board of Directors is prioritizing the agenda of three investment funds, who own a total of 36.5% of the shares, over the long-term interests of individual shareholders. I have seen the Board expending valuable resources and time exploring strategic alternatives which could lead to a sale of all or part of the company at a time when its underlying value is depressed by deeply disturbing financial results.

In my view, a key prerequisite for success is a common vision at the Board level and a clear strategic direction, both of which are currently lacking. The best solution is a new, unified Board of Directors that will focus immediately and urgently on a turnaround to take advantage of the growing demand for tea. The seven nominees RDI proposes, myself included, bring vast retailing and business experience and share a common vision for the future of DAVIDsTEA. Independent shareholders should act now to take advantage of this opportunity to elect a new Board of Directors that will serve your best interests.

The election of a new Board of Directors may be your only opportunity to effect change. Together, we can put DAVIDsTEA back on the path to growth and long-term success.”

RDI will mail its circular shortly in response to DAVIDsTEA’s management proxy circular dated May 10, 2018. The mailing will include a BLUE proxy form or BLUE voting instruction form, which allows shareholders to vote FOR the slate of seven nominees proposed by RDI. Shareholders who need assistance in voting their BLUE proxy form or BLUE voting instruction form in favour of the seven RDI nominees should contact RDI’s proxy solicitation agent, Shorecrest Group, by email at contact@shorecrestgroup.com or by calling toll free at 1-888-637-5789. Brokers and banks can reach Shorecrest Group at 647-931-7454. The circular will also be available under DAVIDsTEA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A new website, www.saveDTEA.com, will be available on-line during the week of May 14, 2018 and can be consulted by all DAVIDsTEA shareholders.

RDI also confirms that Emilia Di Raddo, one of the seven RDI nominees, resigned yesterday as a director of DAVIDsTEA, a position Ms. Di Raddo held since 2014. Emilia Di Raddo advised RDI that she resigned in large part due to personal attacks against Mr. Herschel Segal made in the DAVIDsTEA management proxy circular issued yesterday. Ms. Di Raddo confirmed that she fully supports the operational and financial turnaround plan for DAVIDsTEA elaborated by RDI.

Investor Contact

Christine Carson

Co-founder & Managing Director

Shorecrest Group

Direct: 1-888-637-5789

E-mail: contact@shorecrestgroup.com